UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Amendment No. 2

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company)

DIALYSIS CORPORATION OF AMERICA
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252529102
(CUSIP Number of Class of Securities)

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090
(410) 694-0500
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Michael S. Blass, Esq.
Arent Fox LLP
1675 Broadway
New York, NY 10019
(212) 484-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Explanatory Statement

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2010  (which together with any amendments and supplements thereto, collectively constitute, the “Schedule 14D-9”) by Dialysis Corporation of America, a Florida corporation (“DCA” or the “Company”), relating to the offer (the “Offer”) by Urchin Merger Sub, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“Parent” or “USRC”), as set forth in a Tender Offer Statement filed by USRC and Purchaser on Schedule TO, dated April 22, 2010 (which together with any amendments and supplements thereto, collectively constitute, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of DCA, at a purchase price of $11.25 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by including the following text at the end thereof:

“The Offer expired at 5:00 PM, New York City time on June 1, 2010. Based on preliminary information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), 8,783,968 Shares, representing approximately 90% of the Company’s outstanding Shares on a fully diluted basis, were validly tendered and not properly withdrawn in the Offer (including Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures). All Shares validly tendered and not properly withdrawn (including Shares tendered pursuant to guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

On June 2, 2010, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(6), and the information set forth in the press release is incorporated herein by reference.

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Parent has advised the Company that it expects to complete the acquisition of the Company in accordance with the terms of the Merger Agreement and applicable provisions of Florida law that authorize the completion of the Merger as a “short form” merger without a vote or meeting of the Company’s shareholders as soon as practicable.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(6)	Press Release issued by U.S. Renal Care, Inc. on June 2, 2010 (incorporated by reference to Exhibit (a)(12) to the Schedule TO/A filed with the SEC by U.S. Renal Care, Inc. on June 2, 2010).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALYSIS CORPORATION OF AMERICA

By:	/s/ Stephen W. Everett
Stephen W. Everett
President and Chief Executive Officer

Dated: June 2, 2010

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